VIA EDGAR

September 11, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549

Attention: Mr. Daniel Morris, Mr. Frank Pigott, Ms. Erin Jaskot, Ms. Suying Li, Ms. Angela Lumley

Re:	American Well Corporation

Registration Statement on Form S-1 (File No. 333-248309)

Acceleration Request

Requested Date:    September 15, 2020

Requested Time:     3:30 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Piper Sandler & Co., as representatives of the several underwriters, hereby join American Well Corporation in requesting that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on September 15, 2020 at 3:30 pm (ET), or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, As Representatives of the several Underwriters MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Reed
Name: Elizabeth Reed Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley Title: Managing Director

Cc:	Bradford Gay, American Well Corporation

Michael Kaplan, Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP

Michael Benjamin, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

[Signature Page to Acceleration Request by Underwriters]